Exhibit 99.1

111, Inc. Announces Second Quarter 2026 Unaudited Financial Results

•	Transition from An Asset-Heavy Business Model to An Asset-Light Business Model

•	Ongoing Investment and Adoption of AI Agents Making Workforce Streamlining Possible

•	Net Revenue of Promotional Products (1) Increased by 121% and Gross Profit Rose by 120% Year-over-Year

•	Total Marketplace (MP) Service Revenue Increased by 18.2% Year-over-Year for the First Half of 2026

•	Fulfillment Expenses as a Percentage of Revenue Improved by 5 Basis Points Year-over-Year

SHANGHAI, Sept. 17, 2026 /PRNewswire/ – 111, Inc. (“111” or the “Company”) (NASDAQ: YI), a leading tech-enabled healthcare platform company committed to reshaping the value chain of healthcare industry by digitally empowering the upstream and downstream in China, today announced its unaudited financial results for the second quarter ended June 30, 2026.

Second Quarter 2026 Highlights

•	Net revenue amounted to RMB2.3 billion (US$339.0 million), representing a 28.3% decrease from RMB3.2 billion in the prior-year quarter. This decline was primarily attributable to the Company's ongoing strategic transition toward a more asset-light and operationally efficient business model. As part of this initiative, the Company divested several underperforming subsidiaries last year, under which the Company can generate more service-based commission income and reduce operational and capital risks to a certain extent. Total marketplace (MP) service revenue increased by 18.2% year-over-year for the first half of 2026, demonstrating growth of the Company's marketplace service business and enhanced revenue quality. Through such strategic optimization, the Company continues to pursue further improvements in its profitability and liquidity profile.

•	Net revenue of promotional products amounted to RMB60.7 million (US$8.9 million), representing 121% year-over-year growth, accompanied by an increase of 120% in gross profit. To further diversify the portfolio of such products, the Company has partnered with a growing number of pharmaceutical manufacturers to secure distribution rights for products targeting small and medium-sized chain pharmacies. Among such products, Levofloxacin Tablets (Cravit®) from JNOVA Pharmaceutical (Beijing) Co., Ltd., has already become the flagship offering, whose quarterly sales volume grew from 364,000 boxes to 1,041,000 boxes year-over-year, while the quarterly revenue posted a 157% increase, reaching RMB28.1 million. In addition, other priority products with secured distribution rights like Rivaroxaban Tablets (Pusitong®) from Qilu Pharmaceutical Co., Ltd. and Xinkeshu Tablets from Shandong Wohua Pharmaceutical Co., Ltd. also delivered solid sales performance this quarter, with each reaching 60,000 boxes. These performances underscore the Company's marketing expertise and has created strong growth momentum for both upstream suppliers and downstream partners.

•	Total operating expenses amounted to RMB155.5 million (US$22.9 million), representing a 16.1% decrease compared to RMB185.3 million in the prior-year quarter. Notably, ongoing investment in and adoption of AI agents have made workforce streamlining possible. As part of organizational initiatives to enhance cost-efficiency, the Company incurred substantial severance costs in the quarter in connection with workforce streamlining primarily within back-end support functions. Excluding the share-based compensation expenses and severance costs, total operating expenses accounted for 4.2% of total GMV this quarter as compared to 4.5% in the prior-year quarter.

•	Fulfillment expenses amounted to RMB63.6 million (US$9.4 million), representing a decrease of 29.5% from RMB90.2 million in the prior-year quarter, outpacing the revenue decline. As a percentage of net revenue, fulfillment expenses improved to 2.76%, compared with 2.81% in the prior-year quarter, reflecting continued enhancement in operational efficiency and disciplined cost management.

(1) Promotional products include the Company’s core promoted pharmaceuticals and those for which the Company has secured distribution rights. All such products have mainstream market positioning and high gross margins.

Mr. Junling Liu, Co-Founder, Chairman, and Chief Executive Officer of 111, commented, “During the second quarter of 2026, we continued to execute our strategic transition toward a more asset-light and platform-oriented operating model. The 18.2% year-over-year increase in total marketplace (MP) service revenue for the first half of 2026 demonstrates steady progress in the strategic initiative and underscores our pursuit of high-quality, scalable and cost-efficient growth. As our ongoing investment in and adoption of AI agents have enabled workforce streamlining, we incurred certain severance costs in the quarter, largely within back-end support functions, as part of efficiency-focused organizational initiatives.”

“Our promotional products have rapidly penetrated pharmacies nationwide via the 111 digital marketing platform, with the product lineup continuously expanding. Net revenue and gross profit from those products delivered high year-over-year growth. A growing number of pharmaceutical companies have partnered with us to secure general distribution rights for products targeting small and medium-sized chain pharmacies. We remain committed to adding more pharmaceutical products such as "Cravit" to our distribution portfolio to consolidate our market standing and maintain steady performance.”

“By optimizing our network and selectively exiting underperforming fulfillment centers, our fulfillment expenses declined by 29.5% year-over-year, outpacing the decrease in revenue. Meanwhile, fulfillment expenses as a percentage of net revenue improved by 5 basis points year-over-year, highlighting our capacity for sustained operational improvement and reflecting our commitment to prudent cost management.”

“Looking ahead, we believe these initiatives are gradually reshaping 111 from a transaction-driven pharmaceutical distributor into a more technology-enabled and intelligent healthcare platform business. We will continue to integrate AI-enabled capabilities across multiple operational scenarios, including intelligent demand forecasting, inventory optimization, fulfillment routing and merchant operation management. More importantly, we are deploying AI agent-based solutions in pharmacies and healthcare service scenarios to help customers better manage day-to-day operations. Leveraging a lean, intelligent operating model, we aim to expand margins, lift profitability and deliver long-term value to stakeholders.”

Second Quarter 2026 Financial Results

Net revenues were RMB2.3 billion (US$339.0 million), representing a decrease of 28.3% from RMB3.2 billion in the same quarter of last year mainly attributable to the strategic optimization.

Gross segment profit (2) was RMB132.3 million (US$19.5 million), representing a decrease of 28.6% from RMB185.4 million in the same quarter of last year.

(In thousands RMB)	For the three months ended June 30,
	2025	2026	YoY
B2B Net Revenue
Product	3,122,073	2,220,777	-28.9%
Service	20,838	21,424	2.8%

Sub-Total	3,142,911	2,242,201	-28.7%

Cost of Products Sold (3)	2,970,558	2,120,702	-28.6%

Segment Profit	172,353	121,499	-29.5%
Segment Profit %	5.5%	5.4%

(In thousands RMB)	For the three months ended June 30,
	2025	2026	YoY
B2C Net Revenue
Product	59,584	55,224	-7.3%
Service	3,265	2,692	-17.5%

Sub-Total	62,849	57,916	-7.8%

Cost of Products Sold	49,822	47,143	-5.4%

Segment Profit	13,027	10,773	-17.3%
Segment Profit %	20.7%	18.6%

(2) Gross segment profit represents net revenues less cost of goods sold.

(3) For segment reporting purposes, purchase rebates are allocated to the B2B segment and B2C segments primarily based on the amount of cost of products sold for each segment. Cost of products sold does not include other direct costs related to cost of product sales such as shipping and handling expense, payroll and benefits of logistic staff, logistic centers rental expenses and depreciation expenses, which are recorded in the fulfillment expenses. Cost of service revenue is recorded in the operating expense.

Operating costs and expenses were RMB2.3 billion (US$342.4 million), representing a decrease of 27.5% from RMB3.2 billion in the same quarter of last year, broadly in line with the decline in net revenues.

•	Cost of products sold was RMB2.2 billion (US$319.5 million), representing a decrease of 28.2% from RMB3.0 billion in the same quarter of last year.

•	Fulfillment expenses were RMB63.6 million (US$9.4 million), representing a decrease of 29.5% from RMB90.2 million in the same quarter of last year. Fulfillment expenses as a percentage of net revenues accounted for 2.76% this quarter as compared to 2.81% in the same quarter of last year.

•	Selling and marketing expenses were RMB58.1 million (US$8.6 million), representing a decrease of 12.2% from RMB66.2 million in the same quarter of last year. Excluding the share-based compensation expenses and severance costs, selling and marketing expenses as a percentage of net revenues accounted for 2.4% this quarter as compared to 2.0% in the same quarter of last year.

•	General and administrative expenses were RMB17.6 million (US$2.6 million), representing a slight increase of 1.1% from RMB17.4 million in the same quarter of last year. Excluding the share-based compensation expenses and severance costs, general and administrative expenses as a percentage of net revenues accounted for 0.6% this quarter as compared to 0.5% in the same quarter of last year.

•	Technology expenses were RMB19.0 million (US$2.8 million), representing an increase of 28.0% from RMB14.9 million in the same quarter of last year. Excluding the share-based compensation expenses and severance costs, technology expenses as a percentage of net revenues accounted for 0.6% this quarter as compared to 0.5% in the same quarter of last year.

Loss from operations was RMB23.2 million (US$3.4 million), compared to income from operations of RMB0.1 million in the same quarter of last year.

Non-GAAP loss from operations (4) was RMB20.5 million (US$3.0 million), compared to non-GAAP income from operations of RMB3.0 million in the same quarter of last year.

Net loss was RMB31.7 million (US$4.7 million), compared to RMB7.3 million in the same quarter of last year. As a percentage of net revenues, net loss accounted for 1.4% this quarter as compared to 0.2% in the same quarter of last year.

Non-GAAP net loss (5) was RMB28.9 million (US$4.3 million), compared to RMB4.4 million in the same quarter of last year. As a percentage of net revenues, non-GAAP net loss accounted for 1.3% this quarter as compared to 0.1% in the same quarter of last year.

Net loss attributable to ordinary shareholders was RMB39.1 million (US$5.8 million), compared to RMB19.5 million in the same quarter of last year. As a percentage of net revenues, net loss attributable to ordinary shareholders accounted for 1.7% this quarter as compared to 0.6% in the same quarter of last year.

Non-GAAP net loss attributable to ordinary shareholders (6) was RMB36.4 million (US$5.4 million), compared to RMB16.7 million in the same quarter of last year. As a percentage of net revenues, non-GAAP net loss attributable to ordinary shareholders accounted for 1.6% of net revenues this quarter as compared to 0.5% in the same quarter of last year.

(4) Non-GAAP income (loss) from operations represents income (loss) from operations excluding share-based compensation expenses.

(5) Non-GAAP net income (loss) represents net income (loss) excluding share-based compensation expenses, net of tax. Considering the impact of accretion of redeemable non-controlling interest for the second quarter 2026, non-GAAP net income (loss) is used as a meaningful measurement of the operation performance of the Company.

(6) Non-GAAP net loss attributable to ordinary shareholders represents net loss attributable to ordinary shareholders excluding share-based compensation expenses, net of tax.

As of June 30, 2026, the Company held cash and cash equivalents, restricted cash and short-term investments totaling RMB381.1 million (US$56.2 million), compared to RMB611.3 million as of December 31, 2025. Amount of RMB956.7 million has been included in the balances of redeemable non-controlling interests and accrued expenses and other current liabilities. This amount is owed to a group of investors of 1 Pharmacy Technology pursuant to equity investments made in 2020, as previously disclosed in the Company’s annual report. To date, 111 had repaid approximately RMB282.2 million to all investors in 1 Pharmacy Technology as a result of the holders exercising their redemption rights. Following further discussions, investors representing 63.8% of the total outstanding principal amount have agreed to further restructure the redemption obligation at extended periods, if the holders exercise their redemption rights. For further details on the terms of 111’s arrangements with these investors, please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources” in the Company’s annual report for the fiscal year ended December 31, 2025.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses non-GAAP income (loss) from operations, non-GAAP net income (loss), non-GAAP net loss attributable to ordinary shareholders, and non-GAAP loss per ADS (7), as supplemental measures to review and assess its operating performance. The Company defines non-GAAP income (loss) from operations as income from operations excluding share-based compensation expenses. The Company defines non-GAAP net income (loss) as net loss excluding share-based compensation expenses, net of tax. The Company defines non-GAAP net loss attributable to ordinary shareholders as net loss attributable to ordinary shareholders excluding share-based compensation expenses, net of tax. The Company defines non-GAAP loss per ADS as net loss attributable to ordinary shareholders per ADS excluding share-based compensation expenses, net of tax per ADS. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP.

The Company believes that non-GAAP income (loss) from operations, non-GAAP net income (loss), non-GAAP net loss attributable to ordinary shareholders, and non-GAAP loss per ADS help identify underlying trends in its business that could otherwise be distorted by the effect of certain expenses that it includes in income from operations and net loss. Share-based compensation expenses is a non-cash expense that varies from period to period. As a result, management excludes the items from its internal operating forecasts and models. Management believes that the adjustments for share-based compensation expenses provide investors with a reasonable basis to measure the company's core operating performance, in a more meaningful comparison with the performance of other companies. The Company believes that non-GAAP income (loss) from operations, non-GAAP net income (loss), non-GAAP net loss attributable to ordinary shareholders, and non-GAAP loss per ADS provide useful information about its operating results, enhances the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by the management in their financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using non-GAAP income (loss) from operations, non-GAAP net income (loss), non-GAAP net loss attributable to ordinary shareholders, or non-GAAP loss per ADS is that it does not reflect all items of income and expense that affect the Company's operations. Further, the non-GAAP financial measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensates for these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP measures, all of which should be considered when evaluating the Company's performance. The Company encourages you to review its financial information in its entirety and not rely on a single financial measure.

Reconciliation of the non-GAAP financial measures to the most comparable U.S. GAAP measures is included at the end of this press release.

(7) Non-GAAP loss per ADS represents net loss, excluding share-based compensation, divided by the weighted-average number of outstanding American Depositary Shares. Each ADS represents twenty Class A ordinary shares.

Exchange Rate Information Statement

This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.7851 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of June 30, 2026.

Forward-Looking Statements

This press release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "target," "confident" and similar statements. Among other things, the Business Outlook and quotations from management in this announcement, as well as 111's strategic and operational plans, contain forward-looking statements. 111 may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Such statements are based upon management's current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company's control. Forward-looking statements involve inherent risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, uncertainties as to the Company's ability comply with extensive and evolving regulatory requirements, its ability to compete effectively in the evolving PRC general health and wellness market, its ability to manage the growth of its business and expansion plans, its ability to achieve or maintain profitability in the future, its ability to control the risks associated with its pharmaceutical retail and wholesale businesses, and the Company's ability to meet the standards necessary to maintain listing of its ADSs on the Nasdaq Global Market, including its ability to cure any non-compliance with Nasdaq's continued listing criteria. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and 111 does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About 111, Inc.

111, Inc. (NASDAQ: YI) ("111" or the "Company") is a leading tech-enabled healthcare platform company committed to reshaping the value chain of healthcare industry by digitally empowering the upstream and downstream in China. The Company provides consumers with better access to pharmaceutical products and healthcare services directly through its online retail pharmacy, 1 Pharmacy, and indirectly through its offline virtual pharmacy network. The Company also offers online healthcare services through its internet hospital, 1 Clinic, which provides consumers with cost-effective and convenient online consultation, electronic prescription service, and patient management service. In addition, the Company's online platform, 1 Medicine, serves as a one-stop shop for pharmacies to source a vast selection of pharmaceutical products. With the largest virtual pharmacy network in China, 111 enables offline pharmacies to better serve their customers with cloud-based services. 111 also provides an omni-channel drug commercialization platform to its strategic partners, which includes services such as digital marketing, patient education, data analytics, and pricing monitoring.

For more information on 111, please visit: http://ir.111.com.cn/.

For more information, please contact:

111, Inc.

Investor Relations

Email: ir@111.com.cn

111, Inc.

Media Relations

Email: press@111.com.cn

Phone: +86-021-2053 6666 (China)

111, Inc. UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (In thousands, except for share and per share data)
	As of	As of
	December 31, 2025	June 30, 2026
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	510,967	295,247	43,514
Restricted cash	50,337	25,859	3,811
Short-term investments	50,031	60,024	8,846
Accounts receivable, net	259,686	183,033	26,976
Notes receivable	58,617	74,785	11,022
Inventories	998,465	896,690	132,156
Prepayments and other current assets	196,756	187,447	27,626
Total current assets	2,124,859	1,723,085	253,951
Property and equipment, net	21,108	20,223	2,981
Intangible assets, net	868	713	105
Other non-current assets	9,285	7,827	1,154
Operating lease right-of-use assets	44,122	37,050	5,460
Total assets	2,200,242	1,788,898	263,651

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS' DEFICIT
Current liabilities:
Short-term borrowings	187,631	260,000	38,319
Accounts payable	1,282,368	1,084,032	159,767
Accrued expense and other current liabilities	483,676	261,218	38,499
Total current liabilities	1,953,675	1,605,250	236,585
Long-term operating lease liabilities	29,965	21,978	3,239
Other non-current liabilities	2,181	2,181	321
Total liabilities	1,985,821	1,629,409	240,145

MEZZANINE EQUITY
Redeemable non-controlling interests	935,917	956,734	141,005

SHAREHOLDERS' DEFICIT
Ordinary shares Class A	34	35	5
Ordinary shares Class B	25	25	4
Treasury shares	(5,887)	(5,887)	(868)
Additional paid-in capital	3,181,343	3,184,680	469,364
Accumulated deficit	(3,950,384)	(4,026,559)	(593,441)
Accumulated other comprehensive income	72,635	71,449	10,530
Total shareholders' deficit	(702,234)	(776,257)	(114,406)
Non-controlling interest	(19,262)	(20,988)	(3,093)
Total deficit	(721,496)	(797,245)	(117,499)
Total liabilities, mezzanine equity and deficit	2,200,242	1,788,898	263,651

111, Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands, except for share and per share data)

	For the three months ended June 30,			For the six months ended June 30,
	2025	2026		2025	2026
	RMB	RMB	US$	RMB	RMB	US$
Net revenues	3,205,760	2,300,117	338,995	6,735,039	4,661,701	687,049
Operating costs and expenses:
Cost of products sold	(3,020,380)	(2,167,845)	(319,501)	(6,354,564)	(4,403,471)	(648,991)
Fulfillment expenses	(90,202)	(63,607)	(9,375)	(183,768)	(124,831)	(18,398)
Selling and marketing expenses	(66,162)	(58,084)	(8,561)	(134,070)	(116,108)	(17,112)
General and administrative expenses	(17,402)	(17,602)	(2,594)	(35,743)	(30,238)	(4,457)
Technology expenses	(14,869)	(19,027)	(2,804)	(30,328)	(33,413)	(4,924)
Other operating income	3,350	2,804	413	3,674	3,150	464
Total operating costs and expenses	(3,205,665)	(2,323,361)	(342,422)	(6,734,799)	(4,704,911)	(693,418)
Income (Loss) from operations	95	(23,244)	(3,427)	240	(43,210)	(6,369)
Interest income	1,017	574	85	2,271	1,307	193
Interest expense	(8,458)	(8,888)	(1,310)	(17,190)	(16,746)	(2,468)
Foreign exchange gain (loss)	67	273	40	109	548	81
Other income (loss), net	11	(368)	(54)	11	(347)	(51)
Loss before income taxes	(7,268)	(31,653)	(4,666)	(14,559)	(58,448)	(8,614)
Income tax expense	3	-	-	(13)	-	-
Net loss	(7,265)	(31,653)	(4,666)	(14,572)	(58,448)	(8,614)
Net loss (income) attributable to non-controlling interest	(52)	1,055	155	1,693	1,816	268
Net loss (income) attributable to redeemable non-controlling interest	445	1,871	276	890	3,543	522
Adjustment attributable to redeemable non-controlling interest	(12,677)	(10,407)	(1,534)	(25,209)	(23,086)	(3,402)
Net loss attributable to ordinary shareholders	(19,549)	(39,134)	(5,769)	(37,198)	(76,175)	(11,226)
Other comprehensive loss
Unrealized gains of available-for-sale securities,	-	194	29	-	310	46
Realized gains of available-for-sale debt securities	-	(183)	(27)	-	(317)	(47)
Foreign currency translation adjustments	(855)	(577)	(85)	(935)	(1,179)	(174)
Comprehensive loss	(20,404)	(39,700)	(5,852)	(38,133)	(77,361)	(11,401)
Loss per ADS:
Basic and diluted	(2.20)	(4.40)	(0.60)	(4.20)	(8.60)	(1.20)
Weighted average number of shares used in computation of loss per share
Basic and diluted	173,569,631	176,463,585	176,463,585	173,345,848	176,182,383	176,182,383

111, Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	For the three months ended June 30,			For the six months ended June 30,
	2025	2026		2025	2026
	RMB	RMB	US$	RMB	RMB	US$

Net cash (used in) provided by operating activities	(61,410)	(11,436)	(1,685)	51,189	(103,158)	(15,204)
Net cash (used in) provided by investing activities	(223)	(40,855)	(6,022)	(1,311)	(11,505)	(1,695)
Net cash provided by (used in) financing activities	18,673	(2,894)	(427)	(54,308)	(124,919)	(18,411)
Effect of exchange rate changes on cash and cash equivalents, and restricted cash	(774)	(295)	(43)	(804)	(616)	(91)
Net decrease in cash and cash equivalents, and restricted cash	(43,734)	(55,480)	(8,177)	(5,234)	(240,198)	(35,401)
Cash and cash equivalents, and restricted cash at the beginning of the period	556,832	376,586	55,502	518,332	561,304	82,726
Cash and cash equivalents, and restricted cash at the end of the period	513,098	321,106	47,325	513,098	321,106	47,325

111, Inc.

Unaudited Reconciliation of GAAP and Non-GAAP Results

(In thousands, except for share and per share data)

	For the three months ended June 30,			For the six months ended June 30,
	2025	2026		2025	2026
	RMB	RMB	US$	RMB	RMB	US$

Income (Loss) from operations	95	(23,244)	(3,427)	240	(43,210)	(6,369)
Add: Share-based compensation expenses, net of tax	2,867	2,713	400	6,982	3,840	566
Non-GAAP income (loss) from operations	2,962	(20,531)	(3,027)	7,222	(39,370)	(5,803)

Net loss	(7,265)	(31,653)	(4,666)	(14,572)	(58,448)	(8,614)
Add: Share-based compensation expenses, net of tax	2,867	2,713	400	6,982	3,840	566
Non-GAAP net loss	(4,398)	(28,940)	(4,266)	(7,590)	(54,608)	(8,048)

Net loss attributable to ordinary shareholders	(19,549)	(39,134)	(5,769)	(37,198)	(76,175)	(11,226)
Add: Share-based compensation expenses, net of tax	2,867	2,713	400	6,982	3,840	566
Non-GAAP net loss attributable to ordinary shareholders	(16,682)	(36,421)	(5,369)	(30,216)	(72,335)	(10,660)

Loss per ADS: Basic and diluted	(2.20)	(4.40)	(0.60)	(4.20)	(8.60)	(1.20)
Add: Share-based compensation expenses per ADS, net of tax	0.40	0.40	0.00	0.80	0.40	0.00
Non-GAAP loss per ADS	(1.80)	(4.00)	(0.60)	(3.40)	(8.20)	(1.20)